Eurotunnel Group
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
United Kingdom

Tel: 01303 273300
[redacted]3 850360

[redacted]tunnel.com

RECEIVED
2005 AUG -8 A 10:19

05010213

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

28TH June :

SUPPL

Dear Sirs,

Eurotunnel PLC ("EPLC")/Eurotunnel SA ("ESA") - File number : 82-3000/82-2999

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934, please find enclosed the following announcements which were issued by EPLC/ESA to the London and Paris Stock Exchanges:-

- Eurotunnel trading update: revenue & traffic increases in first half 2005
- Eurotunnel debt negotiations

Yours faithfully,

Mrs. S P Garnham
UK Company Secretary
For and on behalf of Eurotunnel

PROCESSED
AUG 08 2005
THOMSON FINANCIAL

Enc.

EMBARGO: Not for release before 0730 hours (UK time) on Monday, 11 July 2005

946/2005

TRADING UPDATE: REVENUE & TRAFFIC INCREASES IN FIRST HALF 2005

Operating revenue up 2%; Shuttle Services revenue up 6%

Eurotunnel, operator of the Channel Tunnel, today reported revenue and traffic figures for the first half of 2005.

Operating revenue

Operating revenue was £268 million in the first half of 2005, a 2% increase on the corresponding period in 2004 at constant exchange rates.

Revenue from Shuttle Services, Eurotunnel's core business, increased by 6%.

Railways revenue, including a £36 million payment under the Minimum Usage Charge, was stable at £117 million.

Revenue from non-transport activities remains marginal.

£ million	**H1 2005 unaudited[1]**	**H1 2004 restated[1]**	**% change[3]**	**H1 2004 reported[2]**
Shuttle Services	146	138	+ 6%	137
Railways	117	116	+ 0%	115
Transport activities	263	254	+ 3%	252
Non-transport activities	5	9	- 42%	9
Operating revenue	**268**	**263**	**+ 2%**	**261**

[1] exchange rate £1=€1.468 (H1 2004 operating revenue has been restated at an exchange rate of £1=€1.468 to permit a direct comparison with 2005)
[2] exchange rate £1= €1.496
[3] variances are calculated on underlying figures in thousands

Shuttle Services

Truck shuttles

Eurotunnel transported 703,363 trucks in the first half of 2005, an increase of 9% compared with the first half of 2004. During the first quarter of 2005, Eurotunnel benefited from the operational difficulties at the Port of Calais. In addition, the increase in traffic reflects the effectiveness of the new freight strategy. The average yield per vehicle transported also increased during the first half of 2005 contributing to an increase in revenue from the truck shuttle business.

Passenger shuttles

Eurotunnel transported 951,561 cars in the first half of 2005, an increase of 1% compared to the first half of 2004. The progression recorded in the first quarter of 2005 did not continue into the second quarter; first quarter traffic benefited from the operational difficulties at the Port of Calais, and the fact that Easter fell in the first quarter of 2005.

Eurotunnel also transported 39,831 coaches in the first half of 2005, a 34% increase on the corresponding period in 2004, although growth slowed in the second quarter for the same reason as the car traffic. Coach operators continue to be attracted to Eurotunnel's speed, frequency and quality of service.

	H1 2005	**H1 2004**	**% change**
Truck shuttles	703,363 trucks	646,468 trucks	+ 9%
Passenger shuttles	951,561 cars* 39,831 coaches	944,832 cars* 29,834 coaches	+ 1% + 34%

* including motorcycles, cars, vehicles with trailers, caravans and campervans

Railways

The Channel Tunnel is also used by rail services not operated by Eurotunnel: Eurostar for high-speed passenger services on London-Paris/Brussels, and EWS and SNCF for international rail freight services.

Eurostar

The number of passengers carried through the Channel Tunnel by Eurostar increased by 8% in the first half of 2005, confirming the upward trend following the opening of the first section of the UK's high-speed line in September 2003.

Rail freight

The volume of rail freight transported through the Channel Tunnel fell by 13% to 847,716 tonnes in the first half of 2005.

The level of through-rail traffic using the Channel Tunnel currently has no impact on Eurotunnel's revenues due to the Minimum Usage Charge arrangements, which continue until November 2006.

	H1 2005	H1 2004	% change
Eurostar	3,675,508 passengers*	3,406,698 passengers*	+ 8%
Rail freight (EWS/SNCF)	847,716 tonnes	978,717 tonnes	- 13%

* The passenger number given is for Eurostar passengers who travelled through the Channel Tunnel, and excludes passengers between Paris-Calais and Brussels-Lille.

For media enquiries contact the Eurotunnel Press Office on + 44 (0) 1303 288728 or + 44 (0) 1303 288737. Email: press.uk@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27. Email: xavier.clement@eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

EMBARGO: Not for release before 0730 hours (UK time) on Wednesday, 13 July 2005

DEBT NEGOTIATIONS

Eurotunnel meets timetable target

Negotiating parties agree confidentiality

Folkestone, England, 13 July 2005; In line with its previous announcements regarding the timing of restructuring talks, Eurotunnel has today presented its initial reflections for restructuring its debt to the Ad Hoc Committee which represents the majority of Eurotunnel's creditors. This follows submission of the company's business plan in June.

The process of negotiation is likely to be complex, not least because of the formation of a second creditors' committee.

The parties believe that the chances of success are increased if the content of these talks remain confidential at this stage. Consequently, Eurotunnel will not provide any detail on its proposals.

For media enquiries contact the Eurotunnel Press Office on + 44 (0) 1303 288728 or + 44 (0) 1303 288737. Email: press.uk@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27. Email: xavier.clement@eurotunnel.com

947/2005

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.